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Writer's Direct Line:  (614) 628-0801
Writer's E-Mail Address:  ajf@cpmlaw.com



                                 August 25, 2005




Ms. Tangela Richter
Branch Chief
United States Securities & Exchange Commission
450 5th Street N.W.
Washington, D.C.  20549



                        Re:     Kahiki Foods, Inc.
                                Registration Statement on Form SB-2
                                File No. 333-126268


Dear Ms. Richter:

         This letter is in response to you letter dated August 16, 2005, commenting on the Amended Registration Statement on Form SB-2 of Kahiki Foods, Inc. The numbered paragraphs in this letter correspond to the numbered comments in your comment letter.

         1. Certain discrepancies and procedural matters were noted during the physical inventory performed on March 31, 2005. However, recounts and additional procedures were performed to determine that no material weakness existed. In addition, Kahiki Foods engaged its auditors to perform agreed upon procedures for the physical inventory observation on June 30, 2005, and no material weakness was noted. Their procedures included, among others, attending management's planning meeting, reviewing established procedures, performing recounts, etc. As a result of their procedures, they concluded that inventory observation procedures are established and in effect. Therefore, Kahiki Foods believes that the deficiencies noted in its Form 10-KSB filed June 21, 2005, do not constitute a material weakness.

         2. Kahiki Foods, Inc. has today filed an amended Form 10-QSB for the quarterly period ended June 30, 2005 which includes the disclosure required by
Item 307 of Regulation S-B.

         We believe that we have adequately responded to all comments by the staff.


         Should you have any questions regarding this matter, please contact the undersigned or Michael Smith of our office.

                                         Very truly yours,

                                         Carlile Patchen & Murply LLP


                                         Andrew J. Federico